UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-15486

Mikron Infrared, Inc.
Nasdaq Capital Market
(Exact name of Issuer as specified in its charter, and name of
Exchange where security is listed or registered)

16 Thornton Drive, Oakland, New Jersey 07436
(201) 405-0900
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value one-third cent per share
(Title of each class of securities covered by this Form)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☒	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from the listing and/or withdraw registration on the Exchange.[1]

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mikron Infrared, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Mikron Infrared, Inc.

Date: May 21, 2007	By:	/s/ Gerald D. Posner
Gerald D. Posner, President

__________________
1  Form 25 and the attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.